SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

03 JUL 31 7:21

SUPPL

July 16, 2003

L1004-14/4


03024944

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

82-862

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. New Release date July 16, 2003 and entitled "Synex International Acquires Assets of Wolverine Power Corporation" (1 copy).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Enclosure(s)

L1004.14.SECfiling

dlw 7/31

82-8362

SYNEX INTERNATIONAL INC.
NEWS RELEASE

TSE : SXI July 16, 2003

SYNEX INTERNATIONAL ACQUIRES ASSETS OF WOLVERINE POWER CORPORATION

Synex International Inc announces that on July 3, 2003 and July 7, 2003, its subsidiary, Synex Energy Resources Ltd, acquired the real estate assets of Wolverine Power Corporation comprising four hydroelectric facilities located in Michigan under a foreclosure procedure. These assets are now held by Synex Michigan, LLC, a recently incorporated subsidiary of Synex Energy, which is proceeding to negotiate with Wolverine Power Corporation to effect the transfer of the operating business including the purchase of the remaining assets of Wolverine Power Corporation.

Synex International Inc is a public company listed on the Toronto Stock Exchange with businesses that cover the development, ownership and operation of electrical generation facilities and the provision of consulting engineering services in water resources, particularly hydroelectric facilities.



Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/